UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.
(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, BC V6M 4E1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	News Release dated August 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Charles Brezer
Charles Brezer
Director

Date:	August 18, 2020